

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 23, 2024

William W. Snyder
Chief Executive Officer and Chairman
Shepherd Ave Capital Acquisition Corp
221 W 9th St, #859
Wilmington, DE 19801

      Re: Shepherd Ave Capital Acquisition Corp
            Amendment No. 1 to
            Registration Statement on Form S-1
            Filed October 3, 2024
            File No. 333-280986

Dear William W. Snyder:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 23, 2024 letter.

Amendment No. 1 to Form S-1 filed October 3, 2024

Cover page

1. We note your revised disclosure in response to prior comment 1. Please further revise your dilution table, here and on pages 15 and 85, to present dilution at quartile intervals based on percentages of your maximum redemption threshold. Refer to Item 1602(a)(4) of Regulation S-K.

2. Please tell us why you are presenting possible sources of dilution as the lead-in to your tabular presentation rather than providing effect to material probable or consummated transactions as prescribed in Rule 1602(a)(4) of Regulation S-K. This comment also applies to your presentations on pages 14 and 85.

3. Refer to prior comment 3. Please also provide cross references on the cover page to the sponsor compensation disclosure in the summary on page 5 and the conflicts of interest disclosure on page 31.

4. We note your response to prior comment 6; however, we do not see revised disclosure in response to that comment. Please disclose the price per share for the Class B ordinary shares paid by the sponsor on the cover page. See Regulation S-K Item 1602(a)(3). For clarity, please separately disclose the price paid for each issuance of securities to the sponsor, its affiliates, and promoters.

Summary, page 1

5. Please refer to prior comment 10. We note your disclosure that if you increase or decrease the size of this offering, you will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable. Please disclose the antidilution adjustment of the insider shares, the payment of consulting, management or other fees that may be received by directors or members of your management team as disclosed on page 121, the monthly compensation payments to be made to your Chief Executive Officer and Chief Financial Officer and the amount of Class B securities issued to them. Lastly, describe the extent to which these items of compensation and/or securities issuances may result in a material dilution of the purchasers' equity interests.

6. Please expand your disclosure in response to prior comment 12 to address additional consequences to the sponsor and its affiliates of not completing an extension including the effect on repayment of any outstanding working capital loans, out of pocket expenses and amounts due as compensation to the officers of the company.

Conflicts of interest, page 31

7. We note your revised disclosure in response to prior comment 11 and reissue that comment in part. We note that your sponsor, officers and directors, may receive certain reimbursement or repayment of loans that may be dependent on the closing of our initial business combination. Please describe clearly the conflict of interest regarding such out of pocket expenses or loans, including, if true, that your sponsor, officers and directors may not receive repayment of such amounts in the event that that a business combination does not proceed and could lose such amounts, and therefore have an interest in ensuring that a business combination does proceed to ensure repayment. Disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with the Sponsor or members of your management team. Please also revise the section beginning on page 123 to address these conflicts.

Dilution, page 83

8. We reissue prior comment 16 in part. Please highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private placement warrants.

Conflicts of Interest, page 123

9.   Refer to prior comment 17. We note your revised disclosure that if any of your officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity and that you renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer. Given this disclosure, please explain the basis for your conclusions that you not believe that waiver of the corporate opportunities doctrine will create any conflicts of interest, affect your search for an acquisition target, or materially affect your ability to complete a business combination, and that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila E. Zhou, Esq.